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www.esperanzasilver.com

NEWS RELEASE

Esperanza Drills 93 Meters of 1.8 grams per tonne Gold at Cerro Jumil

Vancouver, B.C., April 19, 2010: Esperanza Silver Corp. (EPZ) announces the results of its on-going drilling campaign at its 100% owned Cerro Jumil gold project in Morelos State, Mexico. Highlights of the drill results include:

•

Drill Hole RCHE-10-151 intersected 93 meters containing 1.81 grams of gold per tonne including a 10.5 meter interval containing 4.2 grams gold per tonne and another 10.5 meter interval containing 3.2 grams gold per tonne.

•

Drill Hole RCHE-10-143 intersected 7.5 meters containing 3.26 grams gold per tonne and a separate interval intersected 6.0 meters containing 1.14 grams gold per tonne.

•

Drill Hole RCHE-10-142 intersected 24.0 meters containing 2.04 grams gold per tonne.

•

Drill Hole RCHE-10-145 intersected 28.5 meters containing 1.52 grams of gold including 10.5 meters containing 2.49 grams of gold per tonne.

Complete results are in the accompanying table.

All drill holes are in the Las Calabazas area. Approximately 6,000 meters in 50 holes have now been completed in the current drill campaign making for a grand project total of 38,300 meters in 227 drill holes. The on-going campaign is expected to continue through June of this year. Upon completion of drilling, the Company intends to update the existing resource estimate for the Cerro Jumil deposit (see News Release October 1, 2008). Results of this estimate should be available in the third quarter of 2010.

The drilling at Cerro Jumil is a part of a comprehensive work program recommended by the 2009 Preliminary Economic Assessment and is designed to move the project to the full feasibility level as rapidly as possible. Additional work planned for 2010 includes advanced metallurgical testing, geotechnical analysis, environmental baseline data collection and other efforts required to advance the project.

Esperanza also has an active community relations program and has been working effectively with the local citizens as the project advances.

About Esperanza

Esperanza is a gold and silver company focused on advancing the development of its two principal properties: the 100%-owned Cerro Jumil gold project in Morelos State, Mexico and the San Luis gold and silver joint venture in Peru.  It also holds an extensive portfolio of exploration properties in Mexico and Peru.

Cerro Jumil RC Drill Holes
April 19, 2010
Hole	From	To	Interval	Grade
	(meters)	(meters)	Length	(grams Au/tonne)
RCHE-10-135	10.5	43.5	33.0	0.535
RCHE-10-135	63.0	81.0	18.0	1.045
RCHE-10-136	No significant intervals
RCHE-10-137*	16.5	25.5	7.5	0.540
RCHE-10-137	58.5	66.0	7.5	0.654
RCHE-10-138	12.0	16.5	4.5	0.605
RCHE-10-138	58.5	64.5	6.0	0.645
RCHE-10-139**	15.0	48.0	28.5	0.872
RCHE-10-140	No significant intervals
RCHE-10-141	10.5	37.5	27.0	1.172
RCHE-10-142	0.0	16.5	16.5	0.879
RCHE-10-142	39.0	63.0	24.0	2.036
RCHE-10-143	0.0	6.0	6.0	1.136
RCHE-10-143	15.0	22.5	7.5	3.258
RCHE-10-144	24.0	30.0	6.0	0.736
RCHE-10-145	0.0	28.5	28.5	1.522
includes	15.0	25.5	10.5	2.493
RCHE-10-146	118.5	144.0	25.5	1.636
includes	120.0	129.0	9.0	2.020
includes	136.5	144.0	7.5	2.272
RCHE-10-147	27.0	33.0	6.0	1.782
RCHE-10-147	94.5	123.0	28.5	1.844
RCHE-10-148	34.5	48.0	13.5	2.076
RCHE-10-149	67.5	76.5	9.0	0.950
RCHE-10-149	88.5	97.5	9.0	1.017
RCHE-10-150	51.0	66.0	15.0	1.740
RCHE-10-151	15.0	25.5	10.5	3.794
RCHE-10-151	55.5	148.5	93.0	1.813
includes	63.0	73.5	10.5	3.198
includes	121.5	132.0	10.5	4.243

* no sample recovery from 19.5-21.0 meters

**no sample recovery from 16.5-18.0 meters and 28.5-31.5 meters

QUALIFIED PERSON: William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at

http://www.esperanzasilver.com/protocols.php.

SAFE HARBOR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U. S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

RESOURCES: The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM. Mineral resources that are not mineral reserves do not have demonstrated economic viability. We advise U. S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U. S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured, indicated, and inferred categories will be converted into reserves.

For further information, contact:

Esperanza Silver Corp
Bill Pincus, President and CEO Toll free: (866) 890 5509 info@esperanzasilver.com www.esperanzasilver.com

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accepts responsibility for the adequacy or accuracy of this release.